

July 16, 2015

<u>Via E-mail</u>
Brian Dally
President and Chief Executive Officer
Groundfloor Finance Inc.
3423 Piedmont Rd. NE
Atlanta, GA 30305

  Re: Groundfloor Finance Inc.
     Amendment No. 3 to Offering Statement on Form 1-A
     Filed July 1, 2015
     File No. 024-10440

Dear Mr. Dally:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2. We understand your conclusion that a change in the payment amount or payment date attributable to borrower prepayment or default would not result in a modification of the terms of the LROs. To the extent, however, that you change the terms of a loan in other circumstances, we continue to believe that this could constitute a material modification of the LRO. Please revise to explain how you will ensure compliance with the Securities Act if you materially modify the terms of LROs by modifying the underlying loan in circumstances other than borrower default.

Project Summaries

2. We considered your response to comment 9. We continue to believe that disclosure of the number of projects that are complete, but have not been sold or rented may be material to investors, particularly depending on the length of time after project completion. We understand that the impact of continuing to hold property is reflected in the Developer's Inventory Value, as well as Total Debt, as applicable. Nonetheless, we view this information as relevant to the Developer's ability to implement its business plan – to renovate or develop and resell the properties underlying the borrower loans. This information appears to be relevant and material to an investor seeking to evaluate a Developer's business experience. Please consider revising your project summaries to include this information.

Limited Recourse Obligation Agreement

3. The revised language in section 6 requires an investor to represent that it has read a copy of the offering circular, particularly the discussion of risks, and has relied only on the information contained therein in making an investment decision. You further require an investor to confirm that it is not relying on any communication (written or oral) of the Company, or any of its affiliates, as investment advice or as a recommendation to purchase the LROs. Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for acceleration. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: <u>Via E-mail</u>
       Jason L. Martinez
       Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

       Benji T. Jones
       Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.